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                              June 3, 2020

       David Bergman
       Chief Financial Officer
       Under Armour, Inc.
       1020 Hull Street
       Baltimore, MD 21230

                                                        Re: Under Armour, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            Form 10-Q for the
Quarter Ended March 31, 2020
                                                            Filed May 11, 2020
                                                            File No. 001-33202

       Dear Mr. Bergman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended March 31, 2020

       Overview - COVID-19, page 27

   1. On your first quarter earnings call, you indicate that you currently anticipate second quarter revenue to be
down as much as 50% to 60% with approximately 80% of your
                                                        global business having
been closed since April 1, 2020. Revise your future periodic filings to disclose known
trends and uncertainties related to COVID-19. For example, disclose how you expect COVID-19
to impact your future operating results and near-and-long-
                                                        term financial
condition and how that compares to the current period. See Item 303 of
                                                        Regulation S-K, SEC
Release No. 33-8350, and CF Disclosure Guidance Topic No. 9.
   2. Additionally, tell us and consider describing the nature of the contracts included in the planned contract exit
costs ($115 million) included within your estimate of total
 David Bergman
Under Armour, Inc.
June 3, 2020
Page 2
         restructuring and related impairments charges to be incurred during the nine months ended
         December 31, 2020.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations - Income Tax Expense, page 33

3. We note that your effective tax rate for the three months ended March 31, 2020 was
         (3.8)% as compared to 26.8% for the same period in 2019. You indicate this was due to the proportion of earnings subject to tax in the United States as compared to foreign jurisdictions in each period, the impact of recording valuation allowances against the majority of incurred and forecasted 2020 losses in the United States, against all of the
         2020 losses incurred and forecasted in China, and discrete items, including the recording of valuation allowances on certain previously recognized deferred tax assets in the United
         States and China. Please quantify the various items impacting the change in your income tax expense, including the amount of the deferred tax asset valuation allowance recorded.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour at
(202) 551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.



FirstName LastNameDavid Bergman                               Sincerely,
Comapany NameUnder Armour, Inc.
                                                              Division of
Corporation Finance
June 3, 2020 Page 2                                           Office of
Manufacturing
FirstName LastName